UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

CIBT Education Group Inc. (the “Company”) reports that on March 7, 2011 it announced the launch of its Global Learning Center (“GLC”) platform which features video conferencing infrastructure that will allow the Company to offer accredited western educational programs to emerging Asian countries from the Company’s new teaching studio based in Vancouver, Canada. The Company also has an existing studio located in Beijing, China. The GLC platform is comprised of teaching studios broadcasting lectures to GLC classrooms located in partner institutions across Asia.  It provides students and teachers with a live and interactive learning environment, in which open dialogue is conducted in real time.

Further details may be found in the news release attached as Exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	March 7, 2011 – News Release “CIBT Launches Global Learning Platform to Emerging Markets”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: March 7, 2011	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer